EXHIBIT 99.44

September 12, 2011	News Release 11-29

Valley of the Kings Drilling Continues to Demonstrate Continuity of High-Grade Gold

Vancouver, British Columbia September 12, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report results from the Brucejack Project where ongoing drilling in the Valley of the Kings Zone continues to demonstrate the continuity of high-grade gold mineralization.  (See Table 1 for the most recent 15 holes.)

Valley of the Kings Zone

Selected highlights include:

•	Hole SU-195 intersected 0.5 meters with uncut grades of5,740 grams of gold and 2,750 grams of silver per tonne (1.6 feet averaging 167.4 ounces gold and 80.2 ounces of silver per ton);

•	Hole SU-193 intersected 1.5 meters with uncut grades of 1,040 grams of gold per tonne (4.9 feet averaging 30.3 ounces gold per ton).

In addition to these bonanza-grade intercepts, drilling continues to intersect significant gold mineralization over broad widths. Hole SU-193 noted above encountered additional mineralization at depth grading 7.2 grams per tonne gold over 43 meters, including 1.5 meters with an uncut grade of 268 grams per tonne gold.  Hole SU-200, collared 300 meters to the northeast of hole SU-193, intersected 15.5 meters grading 13.3 grams per tonne gold, including 1.5 meters with an uncut grade of 399 grams per tonne gold.  These results demonstrate that many of the high-grade intersections occur within wide zones of economically significant lower-grade gold mineralization.  There are now seven drills turning in the Valley of the Kings Zone.

Other Zones

We are continuing to define the high-grade structures in the Gossan Hill Zone.  Hole SU-201 intersected 1.5 meters with an uncut grade of 168.5 grams per tonne gold.  Hole SU-207 intersected 48.5 meters grading 7.7 grams per tonne gold, which included higher-grade intervals of 0.5 meters with an uncut grade of 350 grams per tonne gold, and 1.5 meters with an uncut grade of 224 grams per tonne gold.

Drilling in the Golden Marmot Zone, located three and a half kilometers north of the Valley of the Kings Zone, has identified a new high-grade structure. Hole SU-197, the first hole drilled in the Golden Marmot Zone, intersected 1.3 meters grading 23 grams per tonne gold within a wider zone of 17.3 meters grading 2.8 grams per tonne gold.

Pretivm has now completed over 58,000 meters of the planned 70,000-meter drill program on the Brucejack Project.  Eight drills are on site, and the Valley of the Kings Zone remains a major focus.  Assay results for completed drilling will be reported as they are received.

Table 1: Selected Brucejack Project Drill Results, September 2011 (SU-193 to SU-207)(1,4)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS ZONE
SU-193	6257711N 426255E	-50/35		84.5	122.5	38.0	6.11	3.7	1 Au sample cut
			incl.	93.5	95.0	1.5	1,040.0	29.5	uncut
				186.0	192.0	6.0	6.18	6.5
			incl.	186.0	187.5	1.5	18.95	12.3
				298.0	341.0	43.0	7.25	8.3	2 Au samples cut
			incl.	298.0	299.54	1.54	268.0	47.6	uncut
			incl.	312.0	312.5	0.5	331.0	85.9	uncut
				673.99	683.5	9.51	7.68	8.2	1 Au sample cut
			incl.	673.99	674.49	0.5	223.0	132	uncut
SU-194	6257972N 426376E	-52/360		13.5	108.5	95.0	1.10	10.3
			incl.	105.48	107	1.52	26.0	48.3
SU-195	6257766N 426641E	-50/360		149.77	173.5	23.73	1.67	13.7
				332.7	349.89	17.19	9.49	75.0	3 Au samples cut
			incl.	332.7	333.2	0.5	46.0	50	uncut
			incl.	339.69	340.19	0.5	632.0	323	uncut
			incl.	349.39	349.89	0.5	5,740.0	2,750	uncut
				401.0	449.5	48.5	1.08	3.9
SU-196	6258041N 426342E	-50/360		7.5	102.9	95.4	0.75	7.7
				145.0	197.0	52.0	1.76	12.1
SU-200	6257991N 426311E	-45/360		14.0	29.5	15.5	13.29	25.1	1 Au sample cut
			incl.	20.5	22.0	1.5	399.0	154.0	uncut
				176.0	235.0	59.0	1.19	6.5
			incl.	234.5	235.0	0.5	20.5	7.8
SU-204	6257741N 426600E	-54/360		41.0	44.0	3.0	13.6	13.6
				148.7	149.2	0.5	1.60	1,350
				342.5	480.0	137.5	1.0	6.8
SU-205	6257972N 426376E	-58/360		81.0	103.0	22.0	0.82	11.5
				252.0	287.0	35.0	2.07	10.0
			incl.	258.6	259.1	0.5	121.0	63.0	uncut
				324.5	339.5	15.0	3.17	5.8
			incl.	330.5	332.0	1.5	17.15	35.7
SU-206	6257967N 426327E	-45/360		251.5	310.0	58.5	1.02	5.7

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				356.0	362.5	6.5	12.62	8.3
			incl.	359.0	361.2	2.2	31.46	16.5
GOSSAN HILL ZONE
SU-198	6259131N 426532E	-50/360		63.0	93.0	30.0	1.47	10.9
				240.5	242.0	1.5	14.8	10.2
SU-201	6259131N 426532E	-62/360		52.0	53.5	1.5	168.5	94.1	uncut
				285.5	313.5	28.0	0.83	3.8
SU-207	6258844N 426600E	-45/360		179.0	227.5	48.5	7.7	22.3	2 Au samples cut
			incl.	204.6	205.1	0.5	350.0	740.0	uncut
			incl.	209.5	211.0	1.5	224.0	153.0	uncut
WATERLOO ZONE
SU-199	6258127N 425954E	-52/45		33.0	73.5	40.5	1.09	5.1
SU-203				87.5	112.0	24.5	1.14	5.5
GALENA HILL ZONE
SU-202(3)	6258127N 426495E	-45/180	60.0	70.8	10.8	2.09	8.9
			480.8	481.3	0.5	73.8	52.1	uncut
			519.0	538.6	19.6	1.01	4.5
GOLDEN MARMOT
SU-197	6261340N 425365E	-50/45		403.7	421.0	17.3	2.78	10.0
			incl.	419.7	421.0	1.3	23.10	34.2
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)	Hole ended in mineralization
(4)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director
Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

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